N-SAR Exhibit Sub-item 77I

WESTERN ASSET FUNDS, INC.
May 31, 2012
SUPPLEMENT TO THE PROSPECTUS OF
WESTERN ASSET NON-U.S. OPPORTUNITY
BOND FUND
Dated May 1, 2012

The information in footnote number four to the table entitled Annual fund operating expenses in the Funds Summary Prospectus and Prospectus is deleted and replaced with the following:

The manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage commissions, taxes, extraordinary expenses and deferred organizational expenses) so that total annual operating expenses are not expected to exceed
0.95%, 1.70%, 0.90%, 1.20%, 0.65% and 0.55%
for Class A, C, FI, R, I and IS shares,
respectively. These arrangements cannot be terminated prior to December 31, 2013 without the Boards consent. The manager is permitted to recapture amounts waived and/or reimbursed to a class within two years after the fiscal year in which the manager earned the fee or incurred the expense if the class total annual operating expenses have fallen to a level below the limits described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the class total annual expenses exceeding this limit or any other lower limit then in effect.

The information under the heading More on fund management Expense limitations in the
Prospectus of the Fund is deleted and replaced with the following:

The manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage commissions, taxes, extraordinary expenses and deferred organizational expenses) so that total annual operating expenses are not expected to exceed
0.95%, 1.70%, 0.90%, 1.20%, 0.65% and 0.55%
for Class A, C, FI, R, I and IS shares,
respectively. These arrangements cannot be terminated prior to December 31, 2013 without the Boards consent. The manager is permitted to recapture amounts waived and/or reimbursed to a class within two years after the fiscal year in which the manager earned the fee or incurred the expense if the class total annual operating expenses have fallen to a level below the limits described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the class total annual expenses exceeding this limit or any other lower limit then in effect. The manager may waive additional fees and/or reimburse additional operating expenses to the extent required by applicable law.



WASX014656